UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):   [_] Form 10-K    [_] Form 20-F    [X] Form 10-Q  [_] Form N-SAR
               [_] Form N-CSR

     For Period Ended: March 31, 2007
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     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________


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  Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________



PART I - REGISTRANT INFORMATION


Zunicom, Inc.
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Full name of registrant

N/A
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Former name if applicable

4315 West Lovers Lane
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Address of principal executive office (Street and number)

Dallas, Texas 75209
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City, state and zip code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons described in reasonable detail in Part III of this
     |         form could not be eliminated without unreasonable effort or
     |         expense;
     |
[X]  |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
     |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why the Form 10-K, Form 20-F,Form 11-K, Form N-SAR or Form N-CSR the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

In late December 2006, Zunicom's former wholly owned subsidiary, Universal Power Group, Inc., ("UPG") made a public offering of its common stock. Zunicom sold 1,000,000 shares of UPG stock in that offering resulting in Zunicom now owning 40% of the UPG outstanding shares. Zunicom's subject Form 10-Q for quarter ended March 31, 2007 is its first quarterly report that Zunicom will file after UPG's IPO. It cannot be timely filed because of the complexity of the accounting treatment of the deconsolidation of UPG.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Carl A. Generes                   (214)          352-8674
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                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [_] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                   Zunicom, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date May 11, 2007              By: /s/ Carl A. Generes
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                                    Carl A. Generes, Corporate Secretary